Tower One Wireless Corp. ("Tower One Wireless")

Loan ITAU - Phase 2

Year ended December 31, 2021

Background:

Loan Agreement

  Effective date:

September 14, 2021

  Maturity date:

Mayo 3, 2031

  Parties:

Fideicomiso Tower II, Tower 3 S.A.S. ("Tower") and Itaú Corpbanca Colombia S.A. ("Itaú").

  Terms:

Pursuant to the Loan Agreement, Fideicomiso Tower II (the "debtor"), Tower (the "codebtors"), and Itaú (the "lender"), establish a Loan Agreement, pursuant to which Itaú will lend funds for the purpose of constructing cellphone Towers. The loan amount is for up to COP 40,463,000,000.00 (USD 10.2MM). Commerk, is committed to disburse up to COP 13,487,666,666.67 (USD 3.4MM) ("Commerk disbursement").

  Interest rate:

4.39% + IBR (six months)

  Interest payment:

Quarterly

  Grace period:

12 months (only for principal)

  Principal payment:

Quarterly based on a gradient.

  Project:

This financing will be used to execute the construction of up to 78 towers assigned by TIGO in Colombia. The total amount of the project is COP 53,950,666,666.67 (USD 13.6MM).

  Functionality:

Disbursements will occur after a set of towers are constructed and accepted by TIGO.

The disbursed amount will be calculated based on the free cash flow that each set of towers will generate, granting a DSCR of at least 1.1x.

The disbursed amount will not exceed the ratio 75/25 (Debt/Commerk disbursement).

  Collateral:

A trust has been put in place (Fideicomiso Tower II). The economic rights related to the financed towers are being transferred to the trust and the towers are being pledged.

  Termination: The agreement will be finished once all the amounts owed and related to it are being satisfied. The loan can be prepaid at any time, this prepayment will not have any cost if happens in an interest payment date.
  Applicable Law: Colombia.